EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars)

		Three-month period ended June 30, 2003	Three-month period ended June 30, 2002

Net income		$8,480	$9,035
Deduct: Senior preferred stock
and series A preferred
stock dividends		6,267	6,268

	(A)	$2,213	$2,767

Common share outstanding	(B)	100	100

Earning per share	(A/B)	$ 22	$ 28